UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported)

August 31, 2018

TMPOS, INC.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

47-5474718
(I.R.S. Employer Identification Number)

3235 Satellite Blvd., Building 400, Suite 290

Duluth, GA 30096

(Full mailing address of principal executive offices)

770-559-1085

(Issuer’s telephone number, including area code)

Title of Each Class of Securities Issued Pursuant to Regulation A:

Common Stock

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On August 31, 2018, the Board of Directors of TMPOS, Inc. (the “Company”) approved the departure of the following from all positions as officers and directors of the Company:

Jaesun Lee, President

Kihwal Cho, CFO

ITEM 9. OTHER INFORMATION

Effective as of September 5, 2018, the following persons were appointed as the directors of the Company to serve until the next annual meeting or their successors are duly elected and qualified:

James Chang

Brent Beeman

Sang G. Lee will continue to serve as Chairman of the Company

Effective as of September 5, 2018, the following persons were appointed as officers of the Company to serve until their successors are duly appointed and qualified:

James Chang, President

Brent Beeman, COO & CFO

Sang G. Lee continues to serve as CEO

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, Inc.
a Georgia corporation

Date: October 12, 2018	By:	/s/ Sang G. Lee
Sang G. Lee, Director

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